--------                            U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 4                                     Washington, D.C. 20549
--------                          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to Section
    16. Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may continue.   and Exchange Act of 1934, Section 17(a) of the
    See Instruction 1(B).        Public Utility Holding Company Act of 1935 or
                                  Section 30(f) of the Investment Company Act
                                                   of 1940

-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address              2. Issuer Name and Ticker                6. Relationship of Reporting
   of Reporting                     or Trading Symbol                        Person(s) to Issuer
                                                                           (Check all applicable)
Mack      William    L.          Mack-Cali Realty Corporation (CLI)         ____X___ Director                _______ 10% Owner
--------------------------------------------------------------------------  ________ Officer (give title     _______ Other (specify
(Last)    (First)   (Middle)     3. IRS or Social Secu-  4. Statement for                         below)                     below)
                                    rity Number of          Month/Year
c/o Mack-Cali Realty Corporation    Reporting Person
11 Commerce Drive                   (Voluntary)                3/99
--------------------------------                         --------------------------------------------------------------------------
          (Street)                                       5. If Amendment, 7. Individual or Joint/Group Filing (Check Applicable
                                                            Date of          Line)
                                                            Original
                                                            (Month/Year)     __X__  Form filed by One Reporting Person
Cranford, New Jersey 07016                                                   _____  Form filed by More than One Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
(City)      (State)        (Zip)
                                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction Date   3. Transaction   4. Securities Acquired      5. Amount of   6. Ownership   7. Nature
   (Instr. 3)            (Month/Day/Year)      Code             (A) or Disposed of (D)      Securities     Form:          of Indi-
                                               (Instr. 8)       (Instr. 3, 4 and 5)         Beneficially   Direct (D)     rect
                                                                                            Owned at       or             Bene-
                                                                                            End of         Indirect       ficial
                                                                                            Month          (I)            Owner-
                                                                                            (Instr. 3      (Instr. 4)     ship
                                           ---------------------------------------------        and 4)                    (Instr. 4)
                                           Code     V        Amount    (A) or     Price
                                                                       (D)
-----------------------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                      (Print or Type Responses)

----------------------------------------------------------------------------------------------------------
1. Title of   2. Conversion or    3. Transaction  4. Transaction   5. Number of      6. Date Exercisable
   Derivative    Exercise Price      Date            Code             Derivative        and Expiration
   Security      of Derivative       (Month/Day      (Instr. 8)       Securties         Date (Month
   (Instr. 3)    Security            /Year)                           Acquired          /Day/Year)
                                                                      (A) or
                                                                      Disposed
                                                                      (D) (Instr. 3,
                                                                      4, and 5)
                                                  ---------------------------------------------------------
                                                  Code        V      (A)     (D)       Date      Expir
                                                                                       Exer-     ation
                                                                                      cisable     Date
-----------------------------------------------------------------------------------------------------------
Units of                               2/1/99      J(1)              (1)                (1)
Limited
Partnership
Interest (1)
-----------------------------------------------------------------------------------------------------------
Units of                               3/19/99     J(2)              (2)                (2)
Limited
Partnership
Interest (2)
-----------------------------------------------------------------------------------------------------------
Units of                               3/19/99     J(3)              (3)                (3)
Limited
Partnership
Interest (3)
-----------------------------------------------------------------------------------------------------------
Units of                               3/19/99     J(3)              (3)                (3)
Limited
Partnership
Interest (3)
-----------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------
1. Title of    7. Title and Amount of     8. Price of      9. Number of      10. Ownership Form     11. Nature of
   Derivative     Underlying Securities      Derivative       Derivative         of Derivative          Indirect
   Security       (Instr. 3 and 4)           Security         Securities         Security:              Beneficial
   (Instr. 3)                                (Instr. 5)       Beneficially       Direct (D) or          Ownership
                                                              Owned at End       Indirect (I)           (Instr. 4)
                                                              of Month           (Instr. 4)
                                                              (Instr. 4)
               -------------------------
                  Title      Amount or
                             Number of
                              Shares
---------------------------------------------------------------------------------------------------------------------
Units of          Common        (1)                            860,721                 D
Limited           Stock                                          (1)
Partnership
Interest (1)
---------------------------------------------------------------------------------------------------------------------
Units of          Common        (2)                            860,721                 D
Limited           Stock                                          (2)
Partnership
Interest (2)
---------------------------------------------------------------------------------------------------------------------
Units of          Common        (3)                            148,948                 I                  Trust
Limited           Stock                                          (3)                                      fbo
Partnership                                                                                               R. Mack
Interest (3)                                                                                              (4)
---------------------------------------------------------------------------------------------------------------------
Units of          Common        (3)                            148,948                 I                  Trust
Limited           Stock                                          (3)                                      fbo
Partnership                                                                                               S. Mack
Interest (3)                                                                                              (4)
---------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                      (Print or Type Responses)

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. Prior to February 1, 1999, 68,168 of the reporting person's 860,721 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of February 1, 1999, the conditions had been satisfied for the conversion of 50,400 of the reporting person's contingent Units into ordinary Units, and accordingly, 17,768 of the reporting persons Units remained contingent.

(2) The Units represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack- Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. Prior to March 19, 1999, 17,768 of the reporting person's 860,721 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of March 19, 1999, the conditions had been satisfied for the conversion of 1,107 of the reporting person's contingent Units into ordinary Units, and accordingly, 16,661 of the reporting persons Units remained contingent.

(3) The Units represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack- Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. Prior to March 19, 1999, 750 of the reporting person's 148,948 Units held in a trust for the benefit of the reporting person's adult son at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of March 19, 1999, the conditions had been satisfied for the conversion of 191 of the reporting person's contingent Units into ordinary Units, and accordingly, 559 of such 148,948 Units remained contingent.

(4) These securities are held in a trust, of which the reporting person's wife is the trustee, for the benefit of the reporting person's adult son who does not share a household with the reporting person. The securities were acquired by the trust upon the satisfaction of certain conditions relating to the certain properties owned by Mack-Cali Realty Corporation. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                      (Print or Type Responses)

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



        /s/ William L. Mack                                 5/10/99
       --------------------                              ----------
    ** Signature of Reporting Person                           Date












* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                      (Print or Type Responses)